March 16, 2010

Via EDGAR

Kevin Rupert,

Securities and Exchange Commission,

100 F Street N.E.,

Washington, D.C. 20549.

Re:	The Greater China Fund, Inc., Form N-2, filed March 15, 2010
(File No. 333-163745 and 811-06674)

Dear Mr. Rupert:

Further to our discussion regarding the registration statement on Form N-2 of The Greater China Fund, Inc. (the “Fund”), the Fund will revise note (3) to the expense table in the Fund’s 497 filing after effectiveness of the registration statement to read as follows:

Other expenses are based on estimated amounts for our current fiscal year. Management fees are based on asset size after giving effect to the anticipated net proceeds of the current offering of 7,603,555 shares of our common stock.

In addition, the Fund will revise the expense example currently on page 9 of the Fund’s registration statement so that the amounts for years 1, 3, 5 and 10 are as follows: $52, $86, $124 and $228.

As we discussed, this resolves the staff’s remaining accounting comments.

Please contact me as soon as possible if there is anything further you or any other member of the staff requires in order to have the Fund’s registration statement declared effective today.

Best regards,

/s/ William G. Farrar

William G. Farrar